Exhibit 21.1

Subsidiaries of Support.com, Inc.

Name of Subsidiary	State or Jurisdiction in which Incorporated or Organized
Domestic Subsidiaries
Support.com Gift Cards, Inc.	California
SDC Software, Inc.	Delaware

Foreign Subsidiaries
SupportSoft Belgium BVBA	Belgium
SDC Services Canada Inc.	Canada
SupportSoft GmbH	Germany
Support.com India Pvt Ltd	India
Support.com Limited	UK